Exhibit 99.3

SONOSITE, INC.
RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT

Dear [NAME]:

As you know, on June 30, 2010 (the “Closing Date”), SonoSite, Inc. (“SonoSite”) acquired VisualSonics, Inc. (“VisualSonics”) (the “Acquisition”) pursuant to the Share Purchase Agreement by and among SonoSite, VisualSonics and the shareholders of VisualSonics listed therein dated as of May 26, 2010 (the “Purchase Agreement”).  On the Closing Date, you held one or more outstanding restricted stock unit awards to acquire shares of VisualSonics common stock granted to you under the 2010 Equity Incentive Plan of VisualSonics (the “2010 Plan”).  Pursuant to the Purchase Agreement, on the Closing Date, SonoSite assumed all obligations of VisualSonics under your outstanding restricted stock unit award (or restricted stock unit awards) under the 2010 Plan.  This Restricted Stock Unit Assumption Agreement (the “Agreement”) evidences the terms of SonoSite’s assumption of a restricted stock unit award (or restricted stock unit awards) to acquire VisualSonics common stock granted to you under the 2010 Plan (the “VisualSonics RSU(s)”), and documented by a restricted stock unit agreement (or restricted stock unit agreements) and any amendment(s) and/or restricted stock unit assumption agreements entered into by and between you and VisualSonics (the “RSU Agreement(s)”), including the necessary adjustments for assumption of the VisualSonics RSU(s) that are required by the Acquisition.

The table below summarizes your VisualSonics RSU(s) immediately before and after the Acquisition:

VISUALSONICS RSU		ASSUMED RSU
Grant Date	No. of VisualSonics Shares	No. of SonoSite Shares
6/29/10

The post-Acquisition adjustments are based on the Exchange Ratio of .092555881 as determined in accordance with the terms of the Purchase Agreement. The number of shares of SonoSite common stock subject to your assumed VisualSonics RSU(s) was determined by multiplying the Exchange Ratio by the number of shares remaining subject to your VisualSonics RSU(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of SonoSite common stock (with no cash payable for any fractional share eliminated by such rounding).

Unless the context otherwise requires, any references in the 2010 Plan and the RSU Agreement(s) to: (i) the “Company” or the “Corporation” means SonoSite, (ii) “Stock,” “Common Stock” or “Shares” means shares of SonoSite common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of SonoSite and (iv) the “Committee” means the Compensation Committee of the Board of Directors of SonoSite.  All references in the RSU Agreement(s) and the 2010 Plan relating to your status as an employee or consultant of VisualSonics will now refer to your status as an employee of SonoSite or any present or future SonoSite subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed VisualSonics RSU(s) remain the same as set forth in the RSU Agreement(s) but with the number of shares subject to each vesting installment adjusted to reflect the effect of the Acquisition.  Vesting of your assumed VisualSonics RSU(s) will be suspended during all leaves of absence in accordance with SonoSite’s policies.  All other provisions which govern either the settlement or the termination of your assumed VisualSonics RSU(s) remain the same as set forth in the RSU Agreement(s), and the provisions of the RSU Agreement(s) will govern and control your rights under this Agreement to acquire shares of SonoSite common stock, except as expressly modified by this Agreement, the Purchase Agreement or otherwise in connection with the Acquisition.  Upon termination of your employment with SonoSite, or any present or future SonoSite subsidiary, your assumed VisualSonics RSU(s) will immediately expire.

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Nothing in this Agreement or the RSU Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason.  Future stock awards, if any, that you may receive from SonoSite will be governed by the terms of the SonoSite plan under which such stock awards are granted, and such terms may be different from the terms of your assumed VisualSonics RSU(s).

If you have any questions regarding this Agreement or your assumed VisualSonics RSU(s), please contact Kate Young at 425-951-6763 or kate.young@sonosite.com.

ACKNOWLEDGMENT

By clicking the “I Agree” button, I acknowledge receipt of this RSU Assumption Agreement and understand and agree that all rights and liabilities with respect to the assumed VisualSonics RSU(s) listed on the table above are hereby assumed by SonoSite and are as set forth in the RSU Agreement(s) for such assumed VisualSonics RSU(s), the 2010 Plans (as applicable) and this RSU Assumption Agreement and I agree to the terms as set forth in this RSU Assumption Agreement.